TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

COMPLETION OF $662,000 PRIVATE PLACEMENT OF 2,648,000 UNITS

For Immediate Release: May 17, 2006, Vancouver, B.C. – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces pursuant to its News Release dated April 6, 2006 and amended May 5, 2006, whereby the Company disclosed that it had arranged a private placement of an aggregate of 2,648,000 units in the capital stock of the Company to various investors at a price of $0.25 per unit, the Company is pleased to announce that it has now received regulatory acceptance of the private placement. Each unit consists of one common share and one ½ warrant (the “Warrant”) two ½ Warrants enable the investor to purchase an additional share at an exercise price of $0.30 per share in the first year up to and including May 17, 2007 or at a price of $0.35 expiring May 17, 2008. The common shares forming part of the units are subject to a hold period expiring 4 months from the date of issuance for the units, which hold period expires September 17, 2006.

The funds raised by way of the private placement will be used for working capital and accounts payable.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.